UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Radiant Logistics, Inc.

Full Name of Registrant

Former Name if Applicable

Triton Tower Two, 700 S Renton Village Place, Seventh Floor

Address of Principal Executive Office (Street and Number)

Renton, Washington 98057

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Radiant Logistics, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 (the “Form 10-Q”) within the prescribed time period. As previously announced in the Company’s Current Report on Form 8-K filed on October 4, 2022, on September 28, 2022, the Audit and Executive Oversight Committee (the “Committee”) of the Board of Directors of the Company, after meeting with management to consider the relevant facts and circumstances underlying the matters covered by Item 4.02 of that Report, and after consultation with Moss Adams LLP (“Moss Adams”), its current registered independent public accounting firm, and BDO USA, LLP (“BDO”), its predecessor registered independent public accounting firm, concluded that the Company’s previously issued financial statements for the fiscal year ended June 30, 2021 included in its Annual Report on Form 10-K, each of the interim financial statements for the quarterly periods in fiscal 2021 included in its Quarterly Reports on Form 10-Q, and each of the interim financial statements for the quarterly periods in fiscal 2022 included in its Quarterly Reports on Form 10-Q (cumulatively, the “Restatement Periods”) should be restated to correct historical errors related principally to the timing of recognition of the Company’s estimated accrual of in-transit revenues and related costs, and should therefore no longer be relied upon. The Company intends to file the restated annual and quarterly financial statements covering the Restatement Periods (the “Restated Filings”) within the near term. However, as the Company is still in the process of preparing the Restated Filings, it will be unable to file the Form 10-Q by the due date.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains forward-looking statements, which are based on the Registrant’s current expectations, estimates, and projections about the Registrant’s and its subsidiaries’ businesses and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Registrant undertakes no obligation to revise or update publicly any forward-looking statements for any reason. Our forward-looking statements are also based upon management’s beliefs and assumptions regarding, among others: our ability to complete the financial statements covering the Restatement Periods within the near term, although our ability to do so depends entirely upon the completion by our auditors of required accounting and auditing processes and procedures, as to which we can offer no assurances; the nature and estimated amount of adjustments to our financial statements covering the Restatement Periods, as well as the nature and estimated adjustments that may be required from our preliminary estimates of results for Q2 of fiscal 2023 as covered in this Report, as the final adjustments may vary from the amounts estimated in this and prior SEC Reports, and such variance may be material; the nature and estimated amount of adjustments to our published estimated results for Q2 of fiscal 2023 covered in this Report, with the recognition that such adjustments may be material. For the further purpose of our forward-looking statements, we assume that we will within the short-term regain compliance with all applicable SEC and exchange compliance requirements once we are able to file the delinquent Form 10-K and Form 10-Q with the SEC, and by doing so, remediate any temporary compliance issues we are presently experiencing with the NYSE. We also assume that we will be able to secure whatever waivers and/or consents as may be necessary, if at all, to maintain compliance under our senior credit facility as a consequence of our inability to timely provide financial statements to our senior lenders, as well as the modifications that may be required of past compliance certifications that we have provided to our senior lenders during the Restatement Periods. All of such forward-looking statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such differences include, but are not limited to, those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s most recent Form 10-K filed with the Securities and Exchange Commission (“SEC”), and similar disclosures in subsequent reports filed with the SEC.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Todd E. Macomber	(800)	843-4784
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report financial results for the quarter ended December 31, 2022, which reflect a continued trend of solid financial performance and solid gains as compared to the comparable prior year results, as managements currently estimates prior year results, subject to the completion of the prior year financial statements for the Restatement Period. Due to the delays described in Part III above, a reasonable estimate of the results cannot be made at this time. Financial results will be reported in conjunction with the filing of the Registrant’s Form 10-Q for the quarter ended December 31, 2022.

The Registrant expects to report the financial results presented below for the quarterly period ended December 31, 2022:

•
Revenues of $283.5 million for the second fiscal quarter ended December 31, 2022, down compared to the comparable prior year period.
•
Net income attributable to Radiant Logistics, Inc. of $6.7 million for the second fiscal quarter ended December 31, 2022, or $0.14 per basic and $0.13 per fully diluted share, up compared to the comparable prior year period.

The financial results presented above for the quarterly period ended December 31 2022, as well as estimates of the comparable prior year period, reflect the Registrant’s preliminary, internal management prepared, and unaudited results of operations as of the date of this filing. The Registrant’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this preliminary data. These preliminary and unaudited financial results may be subject to change upon the completion of the reporting process, and actual results may vary from these preliminary financial results, and such variance may be material.

Radiant Logistics, Inc.

(Name of Registrant as Specified in Charter)

n

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 9, 2023	By	/s/ Todd E. Macomber
Todd E. Macomber
Senior Vice President and Chief Financial Officer